EXHIBIT 1.1

TO THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
HELD ON APRIL 26, 2024

Restated Bylaws

BYLAWS OF COMPANHIA SIDERÚRGICA NACIONAL
CNPJ/ME 33.042.730/0001-04
NIRE 35.300.396.090

Chapter I
NAME, PURPOSE, HEADQUARTERS AND DURATION

Art 1. - Companhia Siderúrgica Nacional, a publicly-held company, founded on April 9, 1941, shall be governed by these Bylaws and by the legal provisions applicable to it.

Art 2. - The purpose of the Company is the production, processing, marketing, including the import and export, of steel products and by-products derived from the steel activity, as well as the exploration of any other ancillary and related activities directly or indirectly related to the object of the Company, such as: mining, cement and carbochemistry industries, manufacture and assembly of metal structures, construction, transportation, shipping, port activities, as well as the generation, management and sale of energy in various forms and modalities; and also the participation in the capital of other national or international companies, incorporated in any form.

Art 3. - The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo, and may, by resolution of the Executive Board, install, transfer or close branches, agencies, representative offices or other establishments of any other kind in any part of the national territory or abroad.

Art 4. - The Company has an indefinite term.

Chapter II
SHARE CAPITAL AND SHARES

Art 5. - The share capital of the Company, fully subscribed and paid up, amounts to R$ 10,240,000,000.00 (ten billion two hundred and forty million Reais), divided into 1,326,093,947 (one billion three hundred and twenty-six million ninety-three thousand nine hundred and forty-seven) ordinary registered shares without par value.

Art 6. - Each common share entitles to 1 (one) vote in the resolutions of the General Meeting.

Art 7. - The share capital of the Company may be increased to a maximum of 2,400,000,000 (two billion four hundred million) shares by resolution of the Board of Directors, notwithstanding any reform of the law.

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Paragraph 1 - The authorized share capital may be attained by one or more issuances of shares at the discretion of the Board of Directors.

Paragraph 2 - The shareholders have a preferential right to subscribe to the capital increase in proportion to the number of shares they hold.

Paragraph 3 - At the discretion of the Board of Directors, the pre-emptive rights of existing shareholders may be excluded or the period for exercising such rights may be shortened in the case of the issuance of shares and debentures convertible into shares or bonus shares placed by sale on the stock exchange or by public subscription or by exchange for shares in a public offer for the acquisition of control, in accordance with the conditions established by law.

Paragraph 4 - It is incumbent upon the Board of Directors to establish the price, term and conditions of each issue.

Paragraph 5 - The shareholder who does not pay for the shares subscribed, in the form of the subscription form or the call, shall be considered in default by operation of law and shall pay to the Company an interest of 1% (one percent) per month or fraction thereof, calculated from the 1st (first) day of the failure to comply with the obligation, as well as a monetary correction in the form allowed by law and a penalty equal to 10% (ten percent) of the amount not paid in arrears.

Chapter III
GENERAL MEETING

Art 8. - The General Meeting has the power to decide on all matters concerning the Company, to take the decisions it deems appropriate for its defense and development, and shall be convened, with indication of the agenda, in accordance with the Law.

Art 9. - The General Meeting shall be convened by the Board of Directors and shall be convened and chaired by the Chairman of the Board of Directors or, in their absence, by a person appointed by them. The Chairman of the Board shall choose the secretary of the General Meeting.

Paragraph 1 - Before the General Meeting, the shareholders must sign the attendance book, indicating their name, nationality, place of residence and the number of shares they hold.

Paragraph 2 - The list of shareholders present will be closed by the Chairman of the Board, immediately after the installation of the Meeting. Shareholders who attend the Meeting after the close of the record may participate in the Meeting, but may not vote on any corporate resolution and their shares will not be counted in determining the presence of a quorum or the total number of votes allocated to each shareholder.

Paragraph 3 - Only shareholders who can prove their status as shareholders may attend and vote at the General Meetings, presenting the proof of shareholding issued by the depositary financial institution and the identification documents of the shareholder or, where applicable, of the proxy, together with the power of attorney. In the case of a shareholder that is a legal entity or an investment fund, the documents evidencing the powers of attorney and identification cards of the respective representatives present at the Meeting must also be submitted.

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Art 10. - The General Meeting shall meet as a rule during the first four months following the end of the financial year in order to decide on the matters provided for in art. 132 of Law No. 6.404, dated December 15, 1976, and extraordinarily whenever corporate interests so require.

Art 11. - The shareholders who are represented at the General Meetings by proxy must deposit the power of attorney at the Company’s headquarters up to 48 (forty-eight) hours before the time scheduled for the General Meeting.

Chapter IV
MANAGEMENT

Section I
Common Standards

Art 12. - The Company’s management is the responsibility of the Board of Directors and the Executive Board.

Art 13. - The remuneration of the managers shall be fixed by the General Meeting, subject to the provisions of this article.

Paragraph 1 - The remuneration of the managers shall be fixed, collectively or individually, at the discretion of the Shareholders’ Meeting, and shall consist of a fixed monthly part, which shall be the fees, and, for the managers, may also include a variable part, payable annually, calculated on the basis of the net profit of the Company, calculated after the establishment of the reserves required by law, including the payment of income tax and the provision for the payment of mandatory dividends.

Paragraph 2 - In the event that the General Meeting determines an overall amount for the remuneration of the managers, the Board of Directors shall be responsible for its distribution.

Section II
BOARD OF DIRECTORS

Art 14. - The Board of Directors is composed of up to 11 (eleven) members, elected and removable at any time by the General Meeting, with a term of office of two years, reelection being allowed, one of them being the Chairman and the other the Vice-Chairman. The term of office of the members of the Board of Directors shall extend until the investiture of the respective successors.

Paragraph 1 - The Chairman and Vice- Chairman of the Board shall be chosen by their peers, by majority vote, at the first meeting held after the investiture.

Paragraph 2 - In the event that the employees of the Company, whether or not in an investment club or condominium, do not hold sufficient shares to ensure their participation in the Board of Directors, one of the vacancies on this body shall be reserved for them and the person elected for this purpose by the employees, in their own procedure, and in this condition, notified to the General Meeting, shall be elected to fill it.

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Paragraph 3 - The Company’s Executive Officers, when summoned to attend meetings of the Board of Directors, shall have the right to speak.

Art 15. - The Board of Directors meets regularly at least once per quarter and extraordinarily at the call of the Chairman, the Vice-Chairman acting as Chairman, or the majority of its members.

Paragraph 1 - The meetings of the Board of Directors shall only be held with the presence of the majority of its members and shall be chaired by its Chairman.

Paragraph 2 - Meetings of the Board of Directors may exceptionally be held by telephone conference, videoconference, electronic mail or any other means of communication, and the members who participate by any of these means shall be deemed to be present.

Section 3 - Minutes of the meetings shall be kept in a proper book and, after being read and approved by the directors present at the meeting, shall be signed by a sufficient number of directors to constitute the majority necessary to approve the matters considered.

Paragraph 4 - The resolutions of the Board of Directors shall be taken by majority vote of those present. In the event of a tie, the person chairing the meeting shall have the tie-breaking vote in addition to his or her personal vote.

Paragraph 5 - Notice of meetings shall be given at least seventy-two (72) hours in advance, except in cases of obvious urgency. The presence of all members of the Board of Directors shall constitute a waiver of notice.

Paragraph 6 - The Board of Directors shall have a Secretary General and, in their absence, they shall be replaced by another employee or manager designated by the Chairman of the Board.

Art 16. - In the event of a vacancy, temporary incapacity or absence of a member of the Board of Directors, the following rules shall apply:

I.               In the event of a vacancy on the Board of Directors, the remaining Directors, if the number of Directors is less than the minimum required by law, shall appoint a replacement Director to serve until the first General Meeting of the Company and, if confirmed by the General Meeting, to complete the term of the replaced Director.

II.            In the event of temporary incapacity or absence of a member of the Board of Directors, the absent or incapacitated director may designate from among the other directors the one who will replace him, and the replacement will take place during the period of incapacity, which, if it lasts more than forty days, will characterize the vacancy of the position.

III.          If the vacancy occurs in the office of Chairman, they shall be replaced by their Vice- Chairman, or, failing that, by another Director chosen by the remaining Directors. In the event of temporary incapacity or absence of the Chairman, they shall be replaced by the Vice-Chairman, or, failing that, by another Director appointed by them.

IV.          In the event of temporary incapacity or absence provided for in this Art. 16, the representative shall act on their own behalf and on behalf of the director he represents.

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Art 17. - Directors shall receive, upon request, copies of the minutes of the meetings of the Executive Committee and any special committees created by the Board of Directors pursuant to these Bylaws.

Art 18. - The Board of Directors may create special committees to advise it, with defined objectives and limited terms of activity, composed of persons designated by it.

Sole Paragraph - Special committees established by the Board of Directors shall have no executive or deliberative powers and their recommendations, proposals and/or opinions shall be submitted to the Board of Directors for its consideration.

Art 19. - In addition to the duties prescribed by law, the Board of Directors has the following responsibilities:

I.               determine the general direction of the business of the Company, its wholly-owned subsidiaries and controlled entities;

II.            approve annual and multi-year budgets, expansion projects and investment programs, and monitor their execution and performance;

III.          convene the general meeting;

IV.          elect and dismiss the members of the Executive Board, establishing their duties;

V.             elect and dismiss the members of the Audit Committee and, in the event of a vacancy, elect a substitute to complete the management period of the replaced;

VI.          assign to an executive officer the function of Investor Relations Officer, which may or may not be exercised cumulatively with any other executive officer whose duties are established by law;

VII.        choose and dismiss the Company’s independent auditors, after hearing the recommendation of the Audit Committee;

VIII.      appoint and dismiss the person responsible for the internal audit, who must be an employee of the Company, legally qualified, and who will be linked to the chairmanship of the Board of Directors;

IX.          resolve on a capital increase within the limit of the authorized capital, subject to the provisions of Art. 7 of these Bylaws;

X.             authorize the trading, by the Company, of shares of its own issuance, for permanency in treasury and subsequent sale or cancellation;

XI.          determine the terms and other conditions for the placement of bonds, including those convertible into shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the types and classes of shares that may be issued, as well as to resolve on

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the conditions referred to in items VI to VIII of Art. 59 of Law no. 6.404/76, and on the timeliness of the issue;

XII.        approve the issuance by the Company of “commercial papers,” “bonds,” “debentures” and other securities intended to raise funds through distribution, primary or secondary, in the domestic or international capital market;

XIII.      delegate and establish the authority of the Executive Board to take the following actions, notwithstanding any authorization by the Board of Directors:

a)              acquisition or disposal of any property of the Company;

b)             carry out any operation, transaction, contract or agreement of any nature, including loans and financing, in a single operation or in a series of operations, subject to the matters for which the competence of the Executive Board has been delegated pursuant to art. 21 of these Bylaws;

c)              creation of any kind of guarantee or encumbrance of any property of the Company, including for the benefit or in favor of third parties, provided that such third parties are subsidiaries, affiliates or associates of the Company;

d)             representation of the Company at General Meetings, meetings of shareholders and/or equivalent meetings of companies, consortiums and other entities in which the Company has an interest, as well as with respect to matters submitted to such meetings and meetings;

XIV.      decide on an operation or action that involves the transfer of resources from the Company to third parties free of charge, including employee associations, recreational institutions, private pension funds, foundations and legal entities governed by public law;

XV.        approve acts of transformation, merger, spin-off, incorporation or extinction of companies in which the Company has a direct or indirect interest, as well as the creation of companies in Brazil or abroad by the Company or any of its controlled companies;

XVI.      resolve on the Company’s interest (i) in other companies or enterprises as a partner or shareholder, including through a consortium or holding company; (ii) in association agreements, shareholders’ agreements or shareholders’ agreements; and (iii) in capital increases in companies in which the Company has an interest;

XVII.    appoint and dismiss the general secretary of the Board of Directors and define their duties;

XVIII. establish policies for the use of tax incentives;

XIX.      establish the remuneration, determine the attributions and approve the operational rules for the operation of the Audit Committee, as well as any other committees that may be created to advise it;

XX.        resolve any other matters, and to exercise such other lawful powers not inconsistent with the provisions of these Bylaws or the law;

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XXI.      resolve on any of the matters listed in item XIII of Art. 19 of these Bylaws, except for the possibility of the Board delegating and establishing authority for the Executive Board under the terms of said item.

Sole Paragraph - With respect to item XIII of this Art. 19, the Board of Directors may delegate and establish jurisdiction so that said acts can be performed by two Executive Officers, always jointly, regardless of approval at a Meeting of the Executive Board and/or the Board of Directors.

Section III
EXECUTIVE BOARD

Art 20. - The Company shall have an Executive Board consisting of 2 (two) to 9 (nine) Executive Officers, at the discretion of the Board of Directors, one of whom shall be the Chief Executive Officer and the other Executive Officers, each of whom shall have an area of responsibility as determined by the Board of Directors, and one of whom shall be assigned the function of Investor Relations Officer.

Section 1 - The term of office of the Executive Officers shall be two (2) years, subject to re-election, and shall continue until their respective successors are installed.

Paragraph 2 - In cases of incapacity or vacancy of the position of Officer, the members of the Executive Board shall be replaced in accordance with the provisions of the Board of Directors.

Paragraph 3 - The Executive Officers shall hold their positions on a full-time basis.

Art 21. - Subject to the policies and resolutions of the Board of Directors and the General Meeting, the Executive Board shall have the power to manage and direct the business of the Company and to perform all acts and operations related to the corporate purpose of the Company, subject to the limitations of authority established by the Board of Directors (Article 19, Section XIII) and the other provisions of these Bylaws.

Paragraph 1 - In addition to the duties provided for in these Bylaws, it is incumbent upon the Executive Board to resolve on the following matters:

I.               appoint an executive officer or attorney-in-fact with specific powers to singularly represent the Company in determined acts, except as provided in art. 25, II;

II.            authorize the opening, transfer or closure of subsidiaries, branches, agencies, representative offices or any other type of establishment of the Company in any part of the national territory or abroad; and

III.          approve the names to be appointed by the Company to integrate the executive boards and the boards of directors, advisory, fiscal and deliberative of companies directly or indirectly controlled by the Company, or affiliated to it, as well as associations, foundations and other types of corporate groupings in which the Company participates.

Paragraph 2 - It shall be the duty of the Executive Officers, always two in number, whether a meeting of the Executive Committee or a meeting of the Board of Directors:

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I.               to authorize audits of companies, associations, foundations and similar entities in which the Company participates;

II.            to enter into confidentiality agreements;

III.          to hire routine banking services, under any modality, that are in line with the Company’s practices;

IV.          to enter into loan agreements and export prepayments (advance export receipt) between the Company and its subsidiaries in which the Company’s interest is at least 99%; and

V.             to authorize the provision of guarantee in a real estate lease agreement for employees and Executive Officers.

Art. 22 - The Executive Board shall meet whenever called by the Chief Executive Officer or by two Executive Officers, being installed with the presence of the majority of its members.

Paragraph 1 - The Executive Board will always deliberate by the majority of its members present. In the event of a tie, the Executive Board shall submit the matter to the resolution of the Board of Directors.

Paragraph 2 - The resolutions of the Executive Board shall be recorded in minutes to be entered in the appropriate book, signed by a sufficient number of those present to constitute the majority required for approval of the matters considered, and copies of each shall be sent to all members of the Board of Directors upon request.

Art. 23 - The Chief Executive Officer shall:

I.               chair the meetings of the Executive Board;

II.            exercise the executive management of the Company, to coordinate and supervise the activities of the other executive officers, and to ensure that the resolutions and policies established by the Board of Directors and the General Meeting are faithfully executed;

III.          organize, coordinate and supervise the activities of the areas that are directly subordinate to them;

IV.          assign to any of the Executive Officers, ad referendum of the Board of Directors, special activities and duties not otherwise vested in them;

V.             keep the Board of Directors informed of the Company’s activities;

VI.          prepare and submit to the Board of Directors, in consultation with the other Executive Officers, a proposal for (i) defining the duties of the other Executive Officers and (ii) establishing value criteria; or financial scope for the practice of acts of each of the Executive Officers; and

VII.        prepare, with the other Executive Officers, the annual report and draw up the general balance sheet.

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Art 24. - It is incumbent upon each Executive Officer, within the scope of the specific area of activity defined by the Board of Directors:

I.               to represent the Company, under the terms of the law and these Bylaws;

II.            to organize, coordinate and supervise the services that are incumbent upon it;

III.          to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting on the matters of its respective area of supervision and coordination; and

IV.          to comply with and enforce the general policy and guidance of the Company’s business established by the Board of Directors, with each Executive Officer being responsible for their specific area of activities.

Art 25. - The representation of the Company and the performance of the acts necessary for its proper operation shall be the responsibility of the members of the Executive Board, subject to the following rules:

I.               all acts, contracts or documents which create liability for the Company or release third parties from liability or obligation to the Company shall be signed as set out below; otherwise they shall not be effective against the Company

(a)           by two Executive Officers;

(b)           by an Executive Officers and an attorney authorized to act with specific powers; or

(c)            by two attorneys authorized to act with specific powers.

II.            in isolation, by any of the Executive Officers or an attorney-in-fact with special powers, (i) in the practice of acts of simple administrative routine, including those practiced before public offices in general, municipalities, public companies, mixed-capital companies, Board of Trade, Labor Court, INSS, FGTS and their collecting banks, (ii) before concession or permit holders of public services, in acts that do not imply the assumption of obligations or the exemption of obligations of third parties, (iii) for the preservation of their rights in administrative or any other proceedings, and in the fulfillment of its tax, labor or social security obligations, (iv) in the endorsement of securities for the purpose of collection or deposit in the Company’s bank accounts, (v) at general meetings of shareholders, meetings of partners and/or equivalents of companies, consortia and other entities in which the Company holds interest, (vi) for the purpose of receiving subpoenas, summons, notifications or interpellations, in the active and passive representation of the Company in Court, as well as to provide personal testimony or perform similar acts, without the power to confess, and (vii) in the signing of documents of any kind that imply the assumption of an obligation by the company, in circumstances in which the presence of a second attorney-in-fact is not possible and provided that it is authorized by the Executive Board (Art. 21, Paragraph 1, item I).

Paragraph 1 - The acts for which these Bylaws require prior authorization from the Board of Directors may only be performed once such condition is met.

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Paragraph 2 - The Board of Directors may determine the amount above which certain acts and instruments involving liability on the part of the Company must necessarily be signed by an officer in conjunction with an attorney with specific powers.

Art 26. - In the constitution of attorneys-in-fact, the following rules shall be observed:

I.               all powers of attorney shall be granted by two Executive Officers or by one Executive Officer in conjunction with an Attorney appointed by the Board of Directors; and

II.            all powers of attorney are granted for a fixed term, not exceeding one year, and have specific and limited powers, with the exception of “ad judicia” powers of attorney or those granted to attorneys to act in administrative proceedings pending before the Federal Tax Service of Brazil, State Secretariats, Municipal Secretariats and the National Department of Mineral Production - DNPM, which may be granted for an indefinite term.

Art 27. - Any action taken in violation of the rules set forth in these Articles of Incorporation shall be null and void and shall not give rise to any liability on the part of the Company, in particular as set forth in articles 25 and 26.

Chapter V
FISCAL COUNCIL

Art 28. - Operating in the financial years in which it is installed, at the request of shareholders, the Fiscal Council will be composed of 3 (three) effective members and 3 (three) alternates, elected by the General Meeting, which will establish the remuneration of the effective members.

Sole Paragraph - Each period of operation of the Fiscal Council ends at the first Annual General Meeting held after its installation.

Chapter VI
AUDIT COMMITTEE

Art 29. - The Company will have an Audit Committee composed of three (3) members, elected by the Board of Directors from among its members, with a term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The Board of Directors shall approve the Internal Regulations of the Committee, where its functions and attributions shall be established, which shall comply with the legal and regulatory provisions applicable to audit committees.

Chapter VII
FINANCIAL YEAR, BALANCE SHEETS AND PROFITS

Art 30. - The financial year shall end on December 31 of each year, at the end of which the financial statements shall be prepared and, after being audited by the Board of Directors, shall be submitted to the General Meeting, together with the proposal for the distribution of the profit for the year.

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Paragraph 1 - The accumulated losses and the provision for income tax and social contribution on net income will be deducted from the income for the year before any participation.

Paragraph 2 - The profit for the year must be allocated as follows:

I.               5% (five percent) for the formation of the legal reserve fund, up to 20% (twenty percent) of the subscribed share capital;

II.            payment of mandatory dividends (Art. 33); and

III.          the remaining profit will be allocated deliberately at the General Meeting, subject to legal requirements.

Paragraph 3 - The Board of Directors may propose to the Meeting that a portion of at least 1% (one percent) of the net profit for the year be appropriated to the creation of a reserve for working capital and investments, which shall comply with the following principles:

I.               its constitution shall not affect the right to the minimum mandatory dividend provided for in Art. 33;

II.            its balance, together with the other profit reserves, except the reserves for contingencies and unrealized profits, may not exceed the share capital, under penalty of capitalization or cash distribution of the excess, at the discretion of the General Meeting;

III.          the Working Capital and Investments Reserve is intended to ensure the maintenance and development of the activities that constitute the corporate purpose of the Company, the realization of investments in fixed assets and/or the increase of working capital, including through the amortization of the Company’s debts, regardless of the retention of profits linked to the capital budget; and

IV.          its balance may be used (i) to absorb losses, if necessary, (ii) to pay dividends, at any time, (iii) to redeem, repurchase or acquire shares as permitted by law, and (iv) in the incorporation into the share capital, including through bonuses in new shares.

Art 31. - The Board of Directors shall additionally:

I.               determine the collection of semi-annual, quarterly or shorter balance sheets, subject to legal requirements;

II.            approve the distribution of any additional, interim or cumulative dividends, including in anticipation, in whole or in part, of the mandatory dividend for the current year, subject to legal requirements;

III.          declare dividends to the profit account for the year calculated in the semi-annual balance sheets, retained earnings or profit reserves existing in the last annual or semi-annual balance sheet; and

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IV.          pay interest on the shareholders’ equity, with the amount of interest paid or credited being added to the amount of the mandatory dividend (Art. 33), pursuant to article 9, paragraph 7 of Law No. 9.249, dated December 26, 1995.

Art 32. - The act of the Board of Directors resolving on the advance payment of a compulsory dividend shall determine whether such payments shall be offset, in monetary terms, against the amount of the compulsory dividend for the year, and, in the event of such offset, the General Meeting shall determine the payment of the compulsory balance, as well as the return to the original account of the amount paid in advance.

Art 33. - The Company will distribute as a dividend, in each financial year, at least 25% (twenty-five percent) of the net income for the year, adjusted pursuant to art. 202 of Law No. 6.404, dated December 15, 1976 and observing article 30 of these Bylaws.

Art 34. - Dividends and interest on shareholders’ equity are paid on the dates and at the places indicated by the of the Investor Relations Officer, subject to the deadlines set by the General Meeting or the Board of Directors, as the case may be. If not claimed within 3 (three) years from the start of payment, the dividends will be forfeited to the Company.

Chapter VIII
DISSOLUTION AND LIQUIDATION

Art 35. - The dissolution, liquidation and extinction of the Company shall take place in the cases provided for by law, in accordance with the relevant regulations or by resolution of the General Meeting.

Sole Paragraph - It is the responsibility of the General Assembly to approve the liquidation of the liquidator and the members of the Fiscal Council that will operate during the liquidation period, establishing their respective fees and guidelines for their operation.

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